SQUARE FOODS, LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

DATED AS OF May 19, 2022

SQUARE FOODS, LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THIS SQUARE FOODS, LLC THIRD AMENDED AND RESTATED LIMITED LIABILITY OPERATING COMPANY AGREEMENT (this "Agreement") dated as of May 19, 2022 (the "Effective Date"), is entered into by and among Square Foods, LLC, a Delaware limited liability company formerly known as Lil' Squares, LLC (the "Company"), and the members (each, a "Member," and together, the "Members"): executing this Agreement as of the Effective Date, and each other Person who becomes a Member of the Company after the Effective Date, in accordance with the terms of this Agreement.

RECITALS

A. Kathryn D. Thomson ("Thomson") and Kendall Glynn ("Glynn") (each a "Founder," and together, the "Founders") were party to that certain Lil' Squares, LLC First Amended and Restated Limited Liability Company Operating Agreement dated January 1, 2018, as amended (the "Initial Agreement");

B. The Founders and certain other Members (the "Existing Members") subsequently entered into that certain Square Foods, LLC Second Amended and Restated Limited Liability Company Agreement, dated as of March 15, 2018 (the "Prior Agreement").

C. The Founders and the Existing Members believe it is in the best interests of the Company to amend and restate the Prior Agreement in its entirety as set forth in this Agreement, including all the Exhibits to this Agreement, to provide for the issuance and sale of up to 1,785,710 Series Seed-2 Preferred Units of the Company and 1,039,647 Series Seed-3 Preferred Units of the Company (the "Offering"), to certain Purchasers pursuant to the Series Seed Preferred Unit Purchase agreement, dated as of June 3, 2022 (the "Purchase Agreement").

D. The Members desire to continue to operate the Company for the purpose of, among other things, child-targeted food and related products and services, and any other lawful businesses that the Board of Managers deems to be in the best interest of the Company and its Members (the "Business"); and;

E. Each of the Members desires to enter into this Agreement to establish the terms related to the operation of and membership in the Company, all according to the terms and subject to the conditions and limitations, set forth in this Agreement.

ARTICLE I
DEFINITIONS

"Act" means Delaware Limited Liability Company Act, as amended from time to time.

"Affiliate" means, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person; (ii) any Person owning or controlling more than fifty percent (50%) of the outstanding voting interests of such Person; (iii) any officer, director, member, manager, or general partner of such Person; or (iv) any Person who is an officer, director, general partner, trustee, member, manager, or holder of more than fifty percent (50%) of the voting interests of any Person described in clauses (i) through (iii). For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and

policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"Bankruptcy" or "Bankrupt" means, with respect to any Member, such Member's making an assignment for the benefit of creditors or becoming a party to any liquidation or dissolution action or proceeding with respect to such Member or any bankruptcy, reorganization, insolvency, or other proceeding for the relief of financially distressed debtors with respect to such Member, or the appointment of a receiver, liquidator, custodian, or trustee for such Member or a substantial part of such Member's assets, and, if any of the same occurs involuntarily, the same is not dismissed, stayed, or discharged within (180) one hundred eighty days or the entry of an order for relief against such Member under Title 11 of the United States Code.

"Capital Account" means the account maintained for each Member pursuant to Section 8.1.

"Capital Account Regulations" means the federal income tax regulations pursuant to Code Section 704(b) and in particular those found at Reg. Section 1.704-1(b)(2)(iv).

"Capital Contribution" means the amount of investment of property (including cash) by a Member in the Company.

"Certificate of Formation" means the certificate of formation pursuant to which the Company was formed, as originally filed with the Secretary, as amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding law.

"Common Units" means Units of the Company that have the rights, privileges, and obligations of Common Units, as set forth in this Agreement.

"Conversion" has the meaning provided in Section 4.2.

"Conversion Price" has the meaning provided in Section 4.2.

"Conversion Rights" has the meaning provided in Section 4.2.

"Deemed Tax Rate" has the meaning set forth in Section 8.4.

"Defaulting Member" has the meaning in Section 4.7.

"Demand Loan" has the meaning set forth in Section 4.7.

"Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or association or any other organization that is not a natural person.

"Excess Allocable Income" has the meaning set forth in Section 8.4.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be such asset's gross fair market value (as mutually agreed by the Company and the Member making such contribution) at the time of such contribution; and

(ii) The assets of the Company shall) be revalued on the books of the Company to equal their fair market values, as determined in good faith by the Managers, in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and, as applicable (if there are outstanding Non-Compensatory Options), Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2), at the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets (including money) as consideration for an interest in the Company; (iii) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by any existing Member acting in a Member capacity or any new Member acting in a Member capacity or in anticipation of being a Member; (iv) the issuance by the Company of a Noncompensatory Option (other than an option for a de minimis interest); (v) the acquisition of a non-de minimis interest in the Company by any new or existing Member upon the exercise of a Noncompensatory Option or warrant in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*s*), and (vi) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) through (v) above shall be made only if required by and in the determination of the Managers that such adjustments are necessary or appropriate to reflect the Members' interests in the Company; and

(iii) The Gross Asset Values of assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to the Capital Account Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (iii) to the extent that the Managers, in their sole discretion, determine that an adjustment pursuant to subsection (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (ii).

If the Gross Asset Value of an asset held by the Company has been determined or adjusted pursuant to this definition, such Gross Asset Value will thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Income and Loss.

"Income" means all items of income and gain for federal income tax purposes together with items of income exempt from tax and income and gain described in Treas. Reg. §1.704-1(b)(2)(iv)(g) but excluding income and gain described in Treas. Reg. §1.704-1(b)(4)(i).

"Investors' Rights Agreement" means the Square Foods, LLC Amended and Restated Investors' Rights Agreement, dated as of the Effective Date.

"Liquidation" means any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily.

"Liquidation Event" means: (i) a Liquidation of the Company; (ii) the acquisition of the Company by another Entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation, but excluding any merger effected exclusively for the purpose of changing the domicile of the Company or a consolidation with a wholly-owned subsidiary); (iii) an equity financing in which the Company is the surviving entity; (iv) a sale, lease, or other disposition of all or substantially all of the assets of the Company; *provided, however*, that such acquisition or sale shall not be deemed to be a Liquidation Event if the Company's Members of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Company's acquisition or

sale or otherwise), hold at least fifty percent (50%) of the voting power of the surviving or acquiring Entity in approximately the same relative percentages after such acquisition or sale as before such acquisition or sale; or (v) any other transaction or series of related transactions in which all or substantially all of the Company's then-outstanding securities are sold.

"Loss" means all items of loss and deduction for federal income tax purposes together with expenditures not properly chargeable to capital account but not otherwise deductible for tax purposes including loss and deduction described in Treas. Reg. § 1.704-1(b)(2)(iv)(g) but excluding expenditures of the Company described in Code Section 705(a)(2)(B), loss or deduction described in Treas. Reg. § 1.704- 1(b)(4)(i) and § 1.704-1(b)(4)(iii).

"Majority Interest" means, at any time, more than fifty percent (50%) of the then-outstanding Units held by Members entitled to vote on such matter (voting together as a combined class).

"Majority Vote of the Units" means the affirmative vote or written consent of the holders of more than fifty percent (50%) of the Units entitled to vote on such matter (voting together as a combined class) represented at a valid meeting or as otherwise allowed. References to other percentage votes of the Units will mean the affirmative vote of the holders of such percentage or more of the Units.

"Majority Vote of the Common Units" means the affirmative vote of the holders of more than fifty percent (50%) of the Common Units entitled to vote on such matter represented at a valid meeting or as otherwise allowed.

"Majority Vote of the Preferred Units" means the affirmative vote or written consent of the holders of more than fifty percent (50%) of the Preferred Units entitled to vote on such matter represented at a valid meeting or as otherwise allowed.

"Manager" or "Managers" or taken as a whole "Board of Managers" or the "Board" means, subject to the provisions set forth in Articles 4 and 6: (i) two (2) people elected by the Majority Vote of the Common Units (voting as a separate class), who shall initially be Thomson and Glynn, and (ii) one (1) person elected by the Majority Vote of the Preferred Units (voting together as a single class), who shall initially be Alfred A. Plamann, or such subsequent persons or entities selected by the Members or Managers in accordance with this definition to whom is delegated all or part of the management duties of the Company's business as provided in Article 6. References to Manager in the singular will include the plural as required by context whenever there is more than one (1) Manager and references to Managers in the plural will include the singular as required by context whenever there is only one (1) Manager.

"Member" has the meaning defined in the preamble and further means each Person who owns a Membership Interest in the Company and is entitled to all rights and privileges conferred on a Member by this Agreement and executes a counterpart of this Agreement as a Member and each Person who may hereafter become a Member. If a Member acquires a nonvoting interest, such Member shall have all the rights of a Member with respect to such nonvoting interest.

"Membership Interest" means a Member's share in the Net Profits, Net Losses, and other tax items of the Company and distributions of the Company's assets pursuant to this Agreement and the Act.

"Net Losses" and "Net Profits" shall mean the income, gain, loss, deductions, and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with standard accounting principles.

"Noncompensatory Option" shall mean a noncompensatory option within the meaning of Treasury Regulation Section 1.761-3 other than an option that is recharacterized under such Treasury Regulations as a partnership interest for federal income tax purposes.

"Non-Defaulting Member" has the meaning set forth in Section 4.7.

"Non-Voting Units" means the Units of the Company that have the rights, privileges, and obligations of Non-Voting Units, as set forth in this Agreement. Non-Voting Units are nonvoting, and notwithstanding anything contained in this Agreement to the contrary, a Non-Voting Unit shall not, in and of itself, provide a Member with the right to vote or to otherwise participate in the management of the Company.

"Option Units" has the meaning set forth in Section 4.1 of this Agreement.

"Original Issue Date" shall mean the date on which the first Series Seed-2 Preferred Units were issued.

"Outstanding Common" has the meaning set forth in Section 4.2(b)(iii)(A)(1) of this Agreement.

"Participating Non-Voting Unit" means each Non-Voting Unit that has no Threshold Value and each Non-Voting Unit that has a Threshold Value from and after the time that the aggregate per-Unit amount of distributions made with respect to Common Units while such Non-Voting Unit was outstanding is equal to or greater than such Non-Voting Unit's Threshold Value; provided that, if a Non-Voting Unit becomes a Participating Unit in the course of a single distribution, such distribution shall be treated in applying this definition as two separate distributions, the first of which was in the smallest amount sufficient to cause the Non-Voting Unit to be a Participating Non-Voting Unit.

"Percentage Interest" means with respect to any Unit Holder the percentage determined based upon the ratio that the number of Units held by such Unit Holder bears to the total number of outstanding Units plus outstanding Non-Voting Units. For purposes of this definition, Non-Voting Units shall be treated as outstanding only if and when they are Participating Units.

"Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so requires.

"Preferred Units" means, collectively, the Series Seed Preferred Units, the Series Seed-2 Preferred Units and the Series Seed-3 Preferred Units

"Preferred Unit Holder" means a holder of Preferred Units.

"Prime Rate" means the prime commercial lending rate as published in *The Wall Street Journal*.

"Profits Interests" means "profits interests" as defined in IRS Revenue Procedures 93-27 and 2001-43 issued in return for the performance of services to or for the benefit of the Company.

"Property" means all real, personal, and mixed properties, cash, assets, interests, and rights of any type owned by the Company. All assets acquired with Company funds or in exchange for Company Property will be Company Property.

"Qualified IPO" means a firm commitment underwritten initial public offering pursuant to a registration statement under the Securities Act that results in aggregate gross cash proceeds (before deduction of underwriters commissions and expenses) to the Company of at least U.S. $20,000,000 at a

public offering price of at least U.S. $3.64 (as adjusted for splits, unit distributions, and the like) per Unit.

"Regulation" or "Regulations" means the federal tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Secretary" means the Secretary of State of the State of Delaware.

"Securities Act" means the federal Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

"Security Interest" has the meaning set forth in Section 4.7.

"Selling Member" has the meaning set forth in Section 11.5.

"Liquidation Preference" has the meaning established under Section 12.2(c).

"Series Seed Preferred Units" means Units of the Company that have the rights, privileges, and preferences, and obligations of Series Seed Preferred Units, as set forth in this Agreement.

"Series Seed-2 Preferred Units" means Units of the Company that have the rights, privileges, and preferences, and obligations of Series Seed-2 Preferred Units, as set forth in this Agreement.

"Series Seed-3 Preferred Units" means Units of the Company that have the rights, privileges, and preferences, and obligations of Series Seed-3 Preferred Units, as set forth in this Agreement.

"Service Provider" means any Manager, Officer, employee, consultant or other service provider of the Company.

"Threshold Value" has the meaning set forth in Section 4.2(a).

"Transferring Member" has the meaning set forth in Section 11.3.

"Unit" means a Common Unit interest in the Company or a Series Seed Preferred Unit interest in the Company, each as described in Article 4 but excludes Option Units.

"Unit Holder" means a holder of a Unit.

ARTICLE II
ORGANIZATION AND TERM

2.1. Formation. The Members formed the Company under the Act by filing the Certificate of Formation with the office of the Secretary on October 3, 2013.

2.2. Term. The term of the Company will commence on the date of filing the Certificate of Formation with the Secretary and will continue until (a) the Board of Managers and a Majority Vote of the Units vote to dissolve the Company; or (b) other termination or cessation of substantially all of the Company's business as properly determined by the Managers.

2.3. Registered Agent and Office. Until changed, the address of the registered office of the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808.

2.4. Principal Place of Business. The principal place of business of the Company shall be located at 21 Orinda Way, Suite C #190, Orinda, CA 94563, or such other offices as the Manager

may designate from time to time in its sole discretion. The following items will at all times be maintained at the Company's principal office:

(a) a current list of the full name and last known business, residence, or mailing address of each Member and Manager, both past and present and their respective Capital Contributions;

(b) a copy of the Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(d) copies of any currently effective written operating agreements and copies of any writings permitted or required under the Act regarding the obligation of a Member to perform any enforceable promise to contribute cash for such Member's Capital Contribution;

(e) minutes of every Member meeting and Manager meeting; and

(f) financial books and records of the Company.

Such records are subject to inspection and copying upon reasonable advance notice and at the expense of any Member during ordinary business hours.

2.5. Other Instruments. Each Member hereby agrees to execute and deliver to the Company within five (5) days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, and other instruments and to take such other action as the Company deems, in the reasonable discretion of the Managers, necessary, useful, or appropriate to comply with any laws, rules, or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

ARTICLE III
PURPOSE AND POWERS OF THE COMPANY

3.1. Purpose. The purpose of the Company's business is to engage in the Business or any business that the Board of Managers deems appropriate and in the best interest of the Members.

3.2. Powers of the Company. In furtherance of the purposes of the Company, the Company will have the power and authority to take all actions necessary, useful, or appropriate to accomplish its purpose.

ARTICLE IV
CAPITAL CONTRIBUTIONS AND UNITS

4.1. Capital Contributions. Each of the Members has contributed the property set forth on Exhibit A in exchange for the Units next to each such Member's name on Exhibit A. As of the Effective Date, there are 13,000,000 Common Units authorized, 8,571,428 of which are issued and outstanding. As of the Effective Date, there are 1,125,616 Series Seed Preferred Units authorized, of which 1,125,616 are issued and outstanding, there are 1,785,710 Series Seed-2 Preferred Units, of which 934,062 are issued and outstanding, and there are 1,039,647 Series Seed-3 Preferred Units, of which 1,039,647 are issued and outstanding. As of the Effective Date, there are 1,293,811 Non-Voting Units ("Non-Voting Units") authorized (the "Option Pool"), 603,000 of which have been granted. Options to purchase Non-Voting Units ("Option Units") may be granted

only in accordance with Article 6 below. Except as contemplated in the Purchase Agreement no other Capital Contributions will be required by the Members unless they consent unanimously in writing to make such an additional Capital Contribution.

4.2. Units. A Member's interest in the Company will be represented by the Units and Non-Voting Units held by such Member. Fractional Units are not permitted. Fractional Non-Voting Units are not permitted.

(a) Rights, Responsibilities, and Privileges of the Common Units and Non-Voting Units. Each Common Unit will entitle the Member possessing such Common Unit to a share of the Company's items of Income, Loss, and distributions which is equal to the percentage obtained by dividing one (1) by the total number of Units plus Non-Voting Units then outstanding. The interest in the Company represented by Common Units is personal property and will not be deemed realty or any interest in the Company's real or personal property or assets of any kind.

Each Non-Voting Unit will entitle the Member possessing such Non-Voting Unit to a share of the Company's items of Income, Loss, and distributions which is equal to the percentage obtained by dividing one (1) by the total number of Units plus Non-Voting Units then outstanding. The interest in the Company represented by Non-Voting Units is personal property and will not be deemed realty or any interest in the Company's real or personal property or assets of any kind. Each Non-Voting Unit will enjoy identical economic rights as each Common Unit except for those Non-Voting Units constituting Profits Interests, but Non-Voting Units will have no voting rights, information rights, or rights of inspection or duplication of the Company's books and records or Member list to the extent permitted under the Act; *provided; however,* that the Board of Managers may, at its sole discretion, decide to share certain information with the holders of Non-Voting Units from time to time. All Members hereby acknowledge and agree that the purpose of eliminating voting and information rights with respect to Non- Voting Units is to promote harmony – and to minimize discord – among employees and consultants of the Company. The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Non-Voting Units may, upon designation by the Board of Managers, constitute Profits Interests, and that any and all Non-Voting Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Non-Voting Units so designated by the Board of managers as a Profits Interests hereby agree to comply with the provisions of Rev. Proc. 2001-43 by, in the case of the Company, filing its IRS Form 1065, and issuing appropriate Schedules K-1 to such Service Provider, allocating to such Service Provider its distributive share of all items of income, gain, loss deduction and credit associated with such Non-Voting Units as if they were fully vested, and, in the case of the Service Provider, taking into account the Service Provider's distributive share in computing its federal income tax liability for the entire period during which it holds such Non-Voting Interests, and, regardless of whether or not a Service Provider files an election pursuant to Code Section 83(b), neither the Company nor any Service Provider who receives Non-Voting Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other rule, regulation or procedure that supplements or supersedes the foregoing Revenue Procedures.

With respect to any Non-Voting Units that are intended to constitute Profits Interests, the Board shall designate a "Threshold Value." The Threshold Value for a Non-Voting Unit shall be an amount equal to or greater than the dollar amount that would, in the good faith determination of the Board of Managers, be distributed with respect to a Common Unit outstanding at the time of the issuance of such Non-Voting Units, if, immediately prior to the issuance of such Non-Voting Units the assets of the Company were sold for their fair market values and the proceeds (net of any liabilities of the Company) were distributed pursuant to Section 12.2. The Board shall have the

authority to adjust the Threshold Value of any Non-Voting Units in connection with Capital Contributions to the Company, redemptions of interests in the Company, or other change to the capital of the Company if the Board of Managers determines in its sole discretion that such change is necessary or appropriate to preserve the economic participation of such Non-Voting Units in the assets and earnings of the Company.

(b) Rights, Responsibilities, and Privileges of the Preferred Units. Each Preferred Unit will entitle the Member possessing such Preferred Unit to a share of the Company's items of Income, Loss, and distributions which is equal to the percentage obtained by dividing one (1) by the total number of Units plus Non-Voting Units then outstanding, unless otherwise stated in this Agreement.

The interest in the Company represented by the Preferred Units are personal property and will not be deemed realty or any interest in the Company's real or personal property or assets of any kind. Each Member's Preferred Units may be converted ("Conversion Rights") into Common Units (a "Conversion") as detailed in subsection (i) through subsection (x) below.

(i) Conversion. Subject to and in compliance with the provisions of this Section, each Preferred Unit shall be convertible at any time, at the option of the Preferred Unit Holder, into such number of Common Units determined by dividing the applicable Original Issue Price by the Conversion Price, applicable to such Preferred Unit, determined as hereafter provided, in effect on the date the certificate(s) representing the Preferred Units to be converted is surrendered for Conversion (unless the deemed date of Conversion is extended in connection with an underwritten offering of securities registered pursuant to the Securities Act, as provided by below in which case the Conversion Price shall be as in effect on the date of such deemed Conversion). The "Original Issue Price" and the initial Conversion Price per Series Seed Preferred Unit shall be U.S. $0.4442 per Unit. The "Original Issue Price" and initial Conversion Price per Series Seed-2 Preferred Unit shall be U.S. $0.728 per Unit. The "Original Issue Price" and the initial Conversion Price per Series Seed-3 Preferred Unit shall be U.S. $0.582 per Unit.

(ii) Mechanics of Conversion. Before any Preferred Unit Holder shall be entitled to convert Preferred Units into Common Units, such Preferred Unit Holder shall surrender the certificate or certificates therefor, if any, duly endorsed, at the principal office of the Company or of any transfer agent for such Preferred Units, and shall give written notice to the Company at its principal office of the election to convert the same and shall state therein the name in which the certificate for Common Units is to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such Preferred Unit Holder, or to the nominee of such Preferred Unit Holder, a certificate for the number of Common Units to be received in the Conversion. Such Conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Preferred Units to be converted, and the Person entitled to receive the Common Units issuable upon such Conversion shall be treated for all purposes as the record holder of such Common Units as of such date. If the Conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act the Conversion may, at the option of the Preferred Unit Holder tendering such Series Seed Preferred Units for Conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event each Preferred Unit Holder entitled to receive Common Units upon Conversion of the Preferred Units shall not be deemed to have converted such Preferred Units until immediately prior to the closing of such sale of securities.

(iii) Conversion Price Adjustments of Series Seed Preferred Units for Certain

Dilutive Issuances, Splits, and Combinations. The applicable Conversion Price for the Preferred Units shall be subject to adjustment from time to time as follows:

(A) Adjustment of Conversion Price upon Issuance of Additional Units below the Conversion Price. If this Company issues Additional Units (as defined below) after the Original Issue Date without consideration or for a consideration per Unit less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Units, then and in such event, the Conversion Price for such series shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) as set forth herein, unless otherwise provided in this Section 4.2(b).

(1) Whenever the Conversion Price is adjusted pursuant to this Section 4.2(b)(iii), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of Common Units plus Non-Voting Units outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of Common Units that the aggregate consideration received by this Company for such issuance would purchase at such Conversion Price; and
(y) the denominator of which shall be the number of Outstanding Common plus Non-Voting Units plus the number of such Additional Units. For purposes of the foregoing calculation, the term "Outstanding Common" shall include Common Units deemed issued pursuant to Section 4.2(b)(iii)(A)(5) below.

(2) No adjustment of the applicable Conversion Price shall be made in an amount less than U.S. One Cent (U.S. $0.01) per Unit, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in subsections (5)(c) and (5)(d), no adjustment of such applicable Conversion Price pursuant to this Section 4.2(b)(iii)(A) shall have the effect of increasing the applicable Conversion Price above the applicable Conversion Price in effect immediately prior to such adjustment.

(3) In the case of the issuance of Common Units for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(4) In the case of the issuance of the Common Units for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Managers irrespective of any accounting treatment.

(5) In the case of the issuance (whether before, on or after the applicable Original Issue Date) of options to purchase or rights to subscribe for Common Units, securities by their terms convertible into or exchangeable for Common Units or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 4.2(b)(iii):

(a) The aggregate maximum number of Common Units deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to

subscribe for Common Units shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 4.2(b)(iii)(A)(3) and 4.2(b)(iii)(A)(4)), if any, received by this Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Units covered thereby.

(b) The aggregate maximum number of Common Units deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this Company (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 4.2(b)(iii)(A)(3) and 4.2(b)(iii)(A)(4)).

(c) In the event of any change in the number of Common Units deliverable or in the consideration payable to this Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof (unless such options or rights or convertible or exchangeable securities were merely deemed to be included in the numerator and denominator for purposes of determining the number of Common Units outstanding for purposes of Section 4.2(b)(iii)(A)(1)), the applicable Conversion Price, to the extent in any way affected by or computed using such options, rights, or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Units or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(d) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the applicable Conversion Price, to the extent in any way affected by or computed using such options, rights, or securities or options or rights related to such securities (unless such options or rights were merely deemed to be included in the numerator and denominator for purposes of determining the number of Common Units outstanding for purposes of Section 4.2(b)(iii)(A)(1)), shall be recomputed to reflect the issuance of only the number of Common Units (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(e) The number of Common Units deemed issued and the consideration deemed paid therefor pursuant to Sections 4.2(b)(iii)(A)(5)(a) and (b) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4.2(b)(iii)(A)(5)(c) or (d).

(B) Special Definitions. For purposes of this Section 4, the following

definitions shall apply:

(1) "Options" in this context shall mean rights, options, or warrants to subscribe for, purchase, or otherwise acquire Common Units or Convertible Securities.

(2) "Original Issue Date" shall mean the date on which the first Series Seed-2 Preferred Unit was issued.

(3) "Convertible Securities" shall mean instruments of indebtedness or securities convertible into or exchangeable (directly or indirectly) for Common Units.

(4) "Additional Units" shall mean any Common Units issued (or deemed to have been issued pursuant to Section 4.2(b)(iii)(A)(5)) by this Company after the Original Issue Date for such series other than:

(a) Common Units, Options, or Non-Voting Units issued to employees, consultants, officers, and Managers of this Company, pursuant to any equity option plan, restricted equity plan, or similar arrangement approved by the Board of Managers;

(b) the issuance of Common Units, Options, Non-Voting Units or Convertible Securities in connection with a bona fide acquisition of or by this Company of any business or property, whether by merger, consolidation, sale of assets, sale or exchange of equity or otherwise, approved by the Board of Managers;

(c) the issuance of Common Units, Options, Non-Voting Units or Convertible Securities to financial institutions or lessors in connection with bona fide commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions pursuant to any arrangement approved by the Board of Managers;

(d) the issuance of Common Units upon the conversion of the Preferred Units;

(e) the issuance of Common Units or Non-Voting Units pursuant to a public offering;

(f) the issuance of Common Units, Non-Voting Units, or Convertible Securities pursuant to currently outstanding options, warrants, notes, or other rights to purchase Common Units (and the issuance of Common Units on the exercise thereof), if any;

(g) the issuance of Common Units, Options, Non-Voting Units or Convertible Securities pursuant to a strategic collaboration, development agreement, licensing transaction, or other transaction, the primary purpose of which is not financing, provided that such collaboration, agreement, or transaction has been approved by the Board of Managers;

(h) the issuance of Common Units, Options, Non-Voting Units or Convertible Securities in connection with any stock or equity unit split, stock or equity unit distribution, or recapitalization by the Company;

(i) the issuance of Common Units, Options, Non-Voting Units or Convertible Securities for which the exemption from these anti-dilution provisions are approved by holders of a majority of the outstanding Preferred Units; or

(j) Common Units issued pursuant to a transaction described in Section 4.2(b)(iii)(C) below.

(C) In the event this Company should at any time or from time to time after the Effective Date fix a record date for the effectuation of a split or subdivision of the outstanding Common Units or the determination of holders of Common Units (or Non-Voting Units) entitled to receive a distribution payable in additional Common Units (or Non-Voting Units) or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Common Units (or Non-Voting Units) (hereinafter referred to as "Common Units Equivalents") without payment of any consideration by such holder for the additional Common Units (or Non-Voting Units) or the Common Units Equivalents (including the additional Common Units (or Non-Voting Units) issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, splits or subdivision if no record date is fixed), the applicable Conversion Price shall be appropriately decreased so that the number of Common Units (or Non-Voting Units) issuable on conversion of each Unit (or Non-Voting Unit) of such series shall be increased in proportion to such increase of the aggregate of Common Units (or Non-Voting Units) outstanding and those issuable with respect to such Common Units Equivalents with the number of Units (and Non- Voting Common Units) issuable with respect to Common Units Equivalents determined from time to time in the manner provided for deemed issuances in Section 4.2(b)(iii)(E).

(D) If the number of Common Units (or Non-Voting Units) outstanding at any time after the Effective Date is decreased by a combination of the outstanding Common Units (or Non-Voting Units), then, following the record date of such combination, the applicable Conversion Price shall be appropriately increased so that the number of Common Units (or Non-Voting Units) issuable on conversion of each Unit of such series shall be decreased in proportion to such decrease in outstanding Units.

(c) Other Distributions. In the event this Company shall declare a distribution payable in securities of other Persons, evidences of indebtedness issued by this Company or other Persons, assets (excluding cash dividends) or options or rights not referred to in Section 4.2(b)(iii), then, in each such case for the purpose of this Section 4.2(b)(vi), the holders of the Preferred Units shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of Common Units (or Participating Non-Voting Units) of this Company into which their Series Seed Preferred Units are convertible as of the record date fixed for the determination of the holders of Common Units (or Non- Voting Units) of this Company entitled to receive such distribution.

(d) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Units (or Non-Voting Units) (other than a subdivision, combination, or merger or sale of assets transaction provided for elsewhere in this Agreement), provision shall be made so that the holders of the Preferred Units shall thereafter be entitled to receive upon conversion of such Preferred Units the number of Units or other securities or property of this Company or otherwise, to which a holder of Common Units deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Units after the recapitalization to the end that the provisions of this Section 4.2(d) (including adjustment of the Conversion Price then in effect and the number of Units purchasable upon conversion of such Preferred Units) shall be applicable after that event as nearly equivalent as may be practicable.

(e) No Impairment. This Company will not, by amendment of this Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4.2(b) and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Units against impairment.

(f) No Fractional Units and Certificate as to Adjustments.

(i) No fractional Units shall be issued upon the conversion of any Preferred Units, and the number of Common Units to be issued shall be rounded down to the nearest whole Unit. Whether or not fractional Units are issuable upon such conversion shall be determined on the basis of the total number of Preferred Units the holder is at the time converting into Common Units and the number of Common Units issuable upon such aggregate conversion. If the conversion would result in any fractional Unit, this Company shall, in lieu of issuing any such fractional Unit, pay the holder thereof an amount of cash equal to the fair market value of such fractional Unit on the date of conversion, as determined in good faith by the Board of Managers.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Preferred Units pursuant to this Section 4.2(b), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Units a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Company shall, upon the written request at any time of any holder of Preferred Units, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the applicable Conversion Price for such series of Preferred Units at the time in effect, and (C) the number of Common Units and the amount, if any, of other property that at the time would be received upon the conversion of a share of such Preferred Units.

(g) Notices of Record Date. In the event of any taking by this Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any of any class or any other securities or property, or to receive any other right, this Company shall mail to each holder of Preferred Units, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, or right, and the amount and character of such dividend, distribution or right.

(h) Reservation of Units Issuable Upon Conversion. This Company shall at all times reserve and keep available out of its authorized but unissued Common Units, solely for the purpose of effecting the conversion of Preferred Units, such number of its Common Units as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Units; and if at any time the number of authorized but unissued Common Units shall not be sufficient to effect the conversion of all then outstanding Preferred Units, in addition to such other remedies as shall be available to the holder of such Preferred Units, this Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Units to such number as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite Member approval of any necessary amendment to this Agreement.

(i) Notices. Any notice required by the provisions of this Section 4.2(b) to be given to the holders of Preferred Units shall be deemed given if sent by electronic mail receipt confirmed or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this Company.

(j) Mandatory Conversion. Each Preferred Unit shall automatically be converted into Common Units, based on the then-effective Conversion Price, upon: (a) the Company's sale of its Common Units in a Qualified IPO; or (b) the Majority Vote of the Preferred Units. Upon the occurrence of any of the events specified above, the outstanding Preferred Units shall automatically be converted, without any further action by the Preferred Unit Holders, and whether or

not the certificates representing such Preferred Units, are surrendered to the Company or its transfer agent, into Common Units at the then-effective Conversion Price; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the Common Units issuable upon such Conversion unless the certificates evidencing such Preferred Units are either delivered to the Company or its transfer agent as provided below, or the Preferred Unit Holder notifies the Company or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic Conversion of the Preferred Units, each Preferred Unit Holder shall surrender the certificate representing its Preferred Units at the office of the Company or any transfer agent for the Preferred Units. Thereupon, there shall be issued and delivered to such Preferred Unit Holder promptly at such office and in its name as shown on such surrendered certificate, a certificate for the number of Common Units into which the Preferred Units were convertible on the date on which such automatic Conversion occurred.

(k) Liquidation Preference. Upon a Conversion of the Preferred Units into Common Units, the Liquidation Preference set forth in Section 12.2(c) shall be waived with respect to the converted Preferred Units.

(l) Operating Distributions. Holders of Common Units (and holders of Non-Voting Units) will not receive any operating distributions unless the holders of Preferred Units have first received distributions equal to the maximum Liquidation Preference. Thereafter, holders of Common Units (and holders of Non-Voting Units) will not receive any operating distributions unless the holders of Preferred Units, Common Units and Participating Non-Voting Units receive a distribution equal to the pro rata amounts of such distribution (in proportion to their respective Percentage Interests) and in any case only when, as, and, if determined and declared by the Board of Managers; provided, further, that holders of a Non-Voting Unit will not receive any operating distributions unless and until the Non-Voting Unit is a Participating Non-Voting Unit.. Holders of Preferred Units will receive operating distributions only when, as, and if determined and declared by the Board of Managers. The Company shall make minimum annual distributions for tax purposes as set forth in Section 8.4(a).

4.3. Voting Power. Each Unit will entitle the Member possessing such Unit to one (1) vote on which the Members may vote under the Certificate of Formation, this Agreement, and the Act. Except as otherwise provided herein or as required by law, the Preferred Units shall be voted equally with the Common Units, and not as a separate class, at any annual or special meeting of the Members, and may act by written consent in the same manner as the Common Units, in either case on the following basis: each Preferred Unit Holder shall be entitled to such number of votes as shall be equal to the whole number of Common Units into which such Preferred Unit Holder's aggregate number of Preferred Units are convertible immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent. Each Unit Holder shall be entitled to notice of any Members' meeting, as provided herein.

(a) Protective Provisions; Separate Vote of Preferred Units. For so long as any Series Seed Preferred Units remain outstanding, in addition to any other vote or consent required herein or by law, the prior vote or written consent of a Majority Vote of the Series Seed Preferred Units shall be necessary for effecting or validating the following actions:

(i) effecting a Liquidation Event other than an equity financing in which the Company is the surviving entity;

(ii) altering or changing the rights, preferences, or privileges of the Preferred Units so as to materially and adversely affect such interests;

(iii) increasing or decreasing the number of authorized number of Preferred Units or any series of Preferred Units;

(iv) authorizing the issuance of equity securities, or debt securities convertible into equity securities, having a preference over or on a parity with any series of Preferred Units;

(v) changing the authorized number of members of the Board of Managers; or

(vi) amending the Company's Certificate of Formation or this Agreement in a manner which materially adversely affects the Preferred Unit Holders.

4.4. Additional Capital Contributions. Only upon the unanimous written agreement of the Members, the Company may require the Members to contribute to the Company such other amounts as may be required to sustain the Company's operations in proportion to the Members' number of Units. Nothing contained herein will be construed to grant to any creditor of the Company any right to require Members to make additional Capital Contributions.

4.5. Withdrawals and Interest. No Member will have the right to:

(a) withdraw its Capital Contribution;

(b) receive any return or interest on any portion of its Capital Contribution except as otherwise provided herein; or

(c) withdraw from the Company except by transfer of its Units to another party in accordance with Article 11.

4.6. Return of Capital. No Member will be entitled to the return of all or any part of such Member's Capital Contribution.

ARTICLE V
MEMBERS

5.1. Powers of Members. Subject to the requirements of Section 4.3(a), the powers of the Members holding voting Units, exercisable by a Majority Vote of the Units will include in addition to any powers set forth elsewhere in this Agreement:

(a) the power to elect and remove Managers as provided in Section 6.1.

(b) the power to amend the Certificate of Formation and this Agreement as provided in Article 13;

(c) the power to approve and make all final decisions and determinations regarding any Company expenditure which would cause the total amount of expenditures to exceed the annual operating budget prepared by the Managers by forty percent (40%) or more during any calendar year, or which obligates the Company to do so;

(d) the power to approve and make all final decisions and determinations regarding the Company making distribution of Company funds to the Members other than as

specifically provided under Article 8; and

(e) the power to approve and make all final decisions and determinations regarding the selling, exchanging, or otherwise disposing of substantially all of the Company's assets.

5.2. Reimbursements. The Company will reimburse the Members and Managers for all reasonable expenses incurred and paid by any of them in the organization of the Company and, as authorized by the Company, in the conduct of the Company's business.

5.3. Resignations; Retirement. A Member may not resign from the Company.

5.4. Limitation of Liability of Members and Managers. To the maximum extent permitted under the Act, no Member, Manager, or agent of the Company will be liable under a judgment, decree, or order of a court, or in any other manner, for the debts, liabilities, or obligations of the Company. To the maximum extent permitted under the Act, a Member, Manager, or agent will have no liability to any other Member or the Company when acting pursuant to authority granted pursuant to the Certificate of Formation or this Agreement except to the extent such Member's, Manager's, or agent's acts or omissions constituted willful misconduct or gross negligence. A Member will be liable to the Company for any difference between the Capital Contribution actually paid in and the amount promised by the Member as stated in this Agreement, a signature page to this Agreement, or any writing signed by the Member.

ARTICLE VI
BOARD OF MANAGERS

6.1. Management by Board of Managers.

(a) The management of the Company's business will be vested in the Board of Managers named herein. Initially, this Board of Managers will be comprised of Thomson, Glynn and Alfred Plamann. This Manager may be known as the Board of Managers. The Board of Managers will vote on a per capita basis. Two (2) members of the Board of Managers will constitute a quorum.

(b) No Person will be considered qualified for the office of Manager if such Person has materially breached such Person's fiduciary and agency duty to the Company, failed to diligently and properly carry out such Person's duties and obligations hereunder or been convicted of a serious crime that calls into question such Person's ability to act as a Manager. Any Member may bring an appropriate legal action to remove a Manager that is not qualified. If a Manager is removed, the Member who brought the action will be entitled to recover costs and reasonable legal fees from the removed Manager or if such amounts cannot be collected, from the Company. If the Manager prevails in such action, the Manager will be entitled to be indemnified by the Company for costs and reasonable legal fees.

(c) A Manager will hold office for an indefinite term until removed and until his or her successor has been elected and qualified.

(d) A Manager may engage in other business activities and will be obliged to devote only as much of his or her time to the Company's business as will be reasonably required in light of the Company's business and objectives. A Manager will perform its duties as a Manager in good faith, in a manner he or she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

(e) In performing his or her duties, a Manager will be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless it has

knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i) one (1) or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented; and

(ii) any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence.

(f) A Manager is an agent of the Company for the purpose of its business, and the acts of the Manager, including the execution in the Company name of any instrument for apparently carrying on in the usual way the business of the Company, binds the Company, unless such act is in contravention of the Certificate of Formation or this Agreement, or unless the Managers otherwise lack the authority to act for the Company and the person with whom it is dealing has knowledge of the fact that it has no such authority.

6.2. Special Powers and Duties of Managers. In addition to any other powers vested in the Managers and in addition to the Managers' powers to manage the day-to-day business operations of the Company as described herein, but subject to the powers of the Members set forth in Section 5.1, above, and the terms of Section 6.4, below, the Managers will have the following powers and duties:

(a) The Managers will take all actions which may be necessary or desirable in connection with the Company's business and any other action in the best interest of the Company and its Members.

(b) The Managers will annually prepare an operations budget on or before March 31 of the calendar year, which will include the Managers' estimate of the total operating costs and revenues and the estimated cost of any capital improvements planned for that calendar year. The Managers will promptly deliver such operating budget to the Members for review, comment, advice, and approval.

6.3. General Powers of the Managers. Subject to the rights and powers vested in the other Members by law and to such limitations and restrictions as are set forth herein and in the Certificate of Formation, the Managers will have the power for and on behalf of the Company to exercise all the powers which limited liability companies may exercise by law except those expressly reserved to the Members in Section 5.1, above, including but not limited to the power to:

(a) enter into contracts necessary and appropriate to the Company's business, including negotiations, approval, and execution of all contracts, agreements, and leases;

(b) make all decisions with respect to the day-to-day operation of the Company's business;

(c) deal with or through any Member or affiliate of a Member, and to employ or engage persons (including without limitation, Members and affiliates of Members on an arm's-length basis) to assist in the business of the Company;

(d) pay all expenses and costs incurred by the Company in the ordinary course of business;

(e) maintain bank accounts as provided herein and execute checks, drafts, and orders for the payment of Company funds in accordance with the budget, and develop pro-formas,

profit and loss statements, and cash flow analysis for the Company.

(f) institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company and to engage counsel or others in connection therewith;

(g) maintain the books and records for the Company as herein provided;

(h) maintain in force at all times such insurance as is required herein;

(i) select and employ certified public accountants, legal counsel, and other professionals and consultants for the Company and to pay such compensation as the Managers may determine in their sole discretion;

(j) sell, exchange, and lease Company Property in accordance with the purposes of the Company;

(k) make and revoke any elections that may be made by the Company for federal, state, or local tax purposes;

(l) take such other actions as will be reasonably necessary or desirable in order to further the purposes of the Company to the extent such other actions are not prohibited by law or otherwise restricted herein;

(m) grant Option Units; and

(n) delegate powers and authorities under this Section to Officers of the Company.

Unless authorized to do so by this Agreement or by the Managers, no Member, agent, or employee of the Company will have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

Major Decisions. Unless otherwise authorized to do so by the Members, the Managers are not authorized to make individually any decision that is subject to the powers of the Members under Section 5.1 of this Agreement.

6.4. Signature of Managers. The Managers will obtain the required approval of the Members prior to signing any instruments and documents in connection with the business and affairs of the Company for those matters for which Member approval is required. Third parties dealing with the Company may rely upon the signature of the Managers as sufficient to legally bind the Company for all purposes and no third party need inquire into or verify the authority of the Managers to execute and deliver instruments and documents on behalf of the Company. This provision will not relieve the Managers from liability to the Members, however, with respect to any action taken or instrument or document executed and delivered for which the Managers do not in fact have the power or authority.

6.5. Resignation of a Manager. A Manager may resign from the position as a Manager at any time upon giving written notice to the Members. Such resignation will become effective as set forth in such notice.

6.6. Reimbursements. The Company will reimburse the Managers for all reasonable and proper, out-of-pocket, direct expenses incurred and paid by the Managers in the organization of the Company and in the conduct of the Company’s business.

6.7. Insurance. The Company will maintain in force at all times for the protection of the Members such insurance as the Manager believes warranted for the operations being conducted.

6.8. Officers.

(a) The Managers may designate one (1) or more persons to be officers of the Company. No officer need be a resident of the state of Delaware, a Member or a Manager. Any officers so designated will have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers. The Board of Managers may assign titles to particular officers. Initially, Thomson will be President and Chief Executive Officer, and Glynn will be Chief Operating Officer, Treasurer and Secretary, each to serve until her respective successor is duly appointed. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under Delaware law, the assignment of such title will constitute the delegation to such officer of the authority and duties that normally are associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager and subject to all standards of care and restrictions applicable to the members and the Manager hereunder. Each officer will hold office until his successor will be duly designated and will qualify, until his death or until he will resign or will have been removed in the manner hereinafter provided. Any number of offices may be held by the same person. The salaries or other compensation, if any, of the officers and agents of the Company will be fixed from time to time by the Managers.

(b) Any officer may resign as such at any time. Such resignation will be made in writing and will take effect at the time specified therein, or if no time specified, at the time of its receipt by the Managers. The acceptance of resignation will not be necessary to make it effective, unless expressly provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; *provided, however*, that such removal will be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the Company (other than the Managers) may be filled by the Managers.

(c) The Managers may create executive and management committees, from time to time, and designate the persons to serve on such committees whenever doing so facilitates the management and administration of the Company's business and affairs.

6.9. Officers and Managers are Fiduciaries. The Managers and officers will at all times act in a manner they reasonably believe to be in the best interests of the Company and its Members. The Managers and officers will bear a fiduciary duty to the Company and its Members and it will at all times act in accordance with such duty when carrying out their responsibilities under this Agreement.

ARTICLE VII
MEETINGS AND VOTES OF MEMBERS; OFFICERS

7.1. Special Meetings. Regular meetings of the Members are not required. Special meetings of the Members, for any purpose, unless otherwise prescribed by statute, may be called by the Managers, and will be called by the Managers at the request of the holders of not less than twenty-five percent (25%) of all the outstanding Units of the Company entitled to vote at the meeting.

7.2. Place of Meeting. The Managers may designate any reasonable place as the place for any annual meeting or for any special meeting called by the Managers. A waiver of notice signed by all Members entitled to vote at a meeting may designate any place, either within or outside Delaware, as the place for such meeting. If no designation is made, or if a special meeting will be called

otherwise than by the Managers, the place of meeting will be at the principal place of business of the Company.

7.3. Notice of Meeting. Written or printed notice stating the place, day, and hour of the meeting, and in case of a special meeting the purposes for which the meeting is called, will be delivered not less than ten (10) nor more than ninety (90) days before the date of the meeting, either personally or by mail, private carrier, electronic mail, electronically transmitted facsimile, or other form of wire or wireless communication, by or at the direction of the Managers or persons calling the meeting, to each Member of record entitled to vote at such meeting. If mailed, such notice will be deemed to be given and effective when deposited in the United States mail, addressed to the Member at his address as it appears on the books and records of the Company, with postage thereon prepaid. If notice is given other than by mail, the notice is given and effective on the date received by the Member. If requested by the person or persons lawfully calling such meeting, notice thereof will be at Company expense. In order to be entitled to receive notice of any meeting, a Member will advise the Company in writing of any change in such Member's mailing address as shown on the Company's books and records.

7.4. Quorum. A majority of the outstanding Units of the Company entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of Members. If less than a majority of the outstanding Units are represented at a meeting, a majority of the Units so represented may adjourn the meeting from time to time without further notice, for a period not to exceed one hundred twenty (120) days for any one adjournment. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, unless the meeting is adjourned and a new record date is set for the adjourned meeting. If a quorum exists, action on a matter is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless a greater number of affirmative votes is required by law, Certificate of Formation, or this Agreement.

7.5. Proxies. At all meetings of Members, a Member may vote by proxy executed in writing by the Member or such Member's duly authorized attorney in fact. Such proxy will be filed with any Manager of the Company before or at the time of the meeting. No proxy will be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.6. Voting of Units. Each Unit, regardless of class, will be entitled to one (1) vote on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Units of any class or classes are limited or denied by the Certificate of Formation or this Agreement. Option Units are not entitled to any voting rights. Holders of Preferred Units shall vote on an as converted to Common Units basis.

7.7. Informal Action by Members. Any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent (or counterparts thereof) in writing, setting forth the action so taken, will be signed by Members holding Units sufficient to carry the action. Such consent will have the same force and effect as a vote of the Members, and may be stated as such in any articles or document filed with the Secretary. Action taken under this Section is effective as of the date the last writing necessary to effect the action is received by the Company, unless all the writings specify a different effective date, in which case such specified date will be the effective date for such action. Any Member who has signed a writing describing and consenting to action taken pursuant to this Section may revoke such consent by a writing signed by the Member describing the action and stating that the Member's prior consent is revoked, if such writing is received by the Company before the effectiveness of the action. If any consent is not signed by every Member, a copy of it will be mailed or delivered to the Members who have not signed it within ten (10) days. Failure to give such notice,

however, will not negate or impair the action taken.

ARTICLE VIII
CAPITAL ACCOUNTS, ALLOCATIONS, AND DISTRIBUTIONS

8.1. Maintenance of Capital Accounts. A Capital Account will be established and maintained for each Member in accordance with the following provisions:

(a) To each Member's Capital Account there will be credited such Member's Capital Contributions, such Member's distributive share of Income and the amount of any Company liabilities assumed by such Member or which are secured by any Company Property distributed to such Member.

(b) To each Member's Capital Account there will be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member, such Member's distributive share of Loss and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c) In the event that all or a portion of an interest in the Company is transferred in accordance with the terms of this Agreement, the transferee will succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(d) In determining the amount of any liability, there will be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Capital Account Regulations and will be interpreted and applied in a manner consistent with such Regulations. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or by any Member), are computed in order to comply with such Regulations, the Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member determined without regard to the effect of any tax allocation. The Managers also will (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with the Capital Account Regulations.

A Member having more than one (1) Unit will have a single Capital Account that reflects all his Units regardless of the time or manner in which those Units were acquired. On the transfer of all or part of a Unit, the Capital Account of the transferor that is attributable to the transferred Unit or part thereof will carry over to the transferee Member in accordance with the provisions of Treas. Reg. § 1.704-1(b)(2)(iv)(l).

8.2. Amount of Distributions. Except upon a Liquidation Event or as otherwise stated in this Article 8, and subject to the limitation set forth in Article 4, distributions, if any, shall be paid to the Members in proportion to each Member's Percentage Interest in the Company.

8.3 Cash Distributions.

(a) Distributions Upon a Liquidation Event. Distributions upon a Liquidation Event shall be made according to the distribution priorities set forth in Article XII.

8.4 Allocations and Distributions.

(a) Notwithstanding anything contained herein to the contrary, if any Member has Excess Allocable Income (defined below) in a year and if the Company has sufficient cash after setting aside adequate reserves and funds for operations, the Company will distribute to such Member within three

(3) months following the end of the year a tax distribution in an amount equal to such Member's Excess Allocable Income as of the end of the year multiplied by a deemed income tax rate of forty percent (40%) (the "Deemed Tax Rate"). Any such tax distribution will be deemed to be an advance against future distributions by the Company with respect to the Units held by such Member repayable out of future distributions with respect to such Units under Section 8.2 and liquidating distributions with respect to such Units, without interest. This repayment obligation will continue to apply to such Units notwithstanding their transfer and whether or not any transferee was aware of such repayment obligation. The Managers may adjust the Deemed Tax Rate in its sole discretion if necessary to properly reflect the estimated combined state and federal tax rate payable by Members. "Excess Allocable Income" means the cumulative Income (after reduction for cumulative Losses and excluding Income from the sale of all or substantially all assets of the Company) allocated to a Member for the current year and all prior years to the extent such net Income, when multiplied by the Deemed Tax Rate, exceeds all of the distributions to such Member under Section 8.2 through this Section 8.4 for the current year (including distributions anticipated to occur on account of such year) and all prior years.

(b) No distribution will be made in violation of law or if the distribution would cause the Company to be unable to pay its debts as they become due in the usual course of business or cause the total assets of the Company to be less than the sum of its liabilities. A Member may not receive a distribution from the Company to the extent that, after giving effect to the distribution, all liabilities of the Company, other than liability to Members on account of their Capital Contributions would exceed the fair value of the Company's assets.

8.5 Distribution in Kind. A Member will have no right to demand and receive any distribution from the Company in any form other than cash. The Managers, after approval by a Majority Vote of the Units, but subject to the limitations in the Act, the Certificate of Formation, and this Agreement, may cause the Company to distribute some portion or all of its assets in kind; *provided however*, that no Member may be compelled to accept a distribution of an asset in kind from the Company to the extent that the percentage of the asset distributed to it exceeds a percentage of that asset which is equal to the percentage in which it shares in distributions from the Company.

8.6 Special Allocations. If a Member receives an unexpected adjustment, allocation, or distribution as described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6), items of Company income or gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by Treasury Regulations under Code Section 704(b), any deficit balance of such Member's adjusted Capital Account as quickly as possible. This is intended to comply with Treasury Regulations Section 1.704-1(b)(2)(ii)(d) or any successor provision thereto and shall be interpreted consistently therewith. Notwithstanding anything in this Agreement to the contrary, no Member shall be relieved of such Member's obligation to repay to the Company (i) any loans, including interest, such Member owes to the Company, and (ii) any obligation to return prior distributions as required by Section 18-607 of the Act or any other applicable law. This Agreement also shall contain by reference, and shall give effect as if fully set forth herein, a "partnership minimum gain chargeback" and "minimum gain chargeback" so as to adhere to the requirements under the Regulations under Code Section 704 as appropriate. In addition, the Gross Asset Values of Company are revalued in accordance with clause (ii)(v) of the definition of "Gross Asset Value," allocations of items of income, gain, loss and

deduction, as determined for purposes of maintaining the Capital Accounts, shall be made in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s).

Notwithstanding anything to the contrary herein, the Loss allocated shall not exceed the maximum amount of Loss that can be allocated to a Member without causing such Member to have a deficit in such Member's adjusted Capital Account. In the event that some but not all of the Members would have a deficit in their adjusted Capital Accounts as a consequence of an allocation of Loss, the Losses in excess of such limitation shall instead be allocated to those Members who would not have a deficit in their adjusted Capital Accounts to the extent thereof so as to allocate the maximum permissible Net Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

8.7 Curative Allocations. The allocations set forth Section 8.6, other than the final sentence of the first paragraph of in Section 8.6 (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Sections 1.704- 1(b) and 1.704-2. Notwithstanding any other provisions of this Article VIII, the Regulatory Allocations shall be taken into account in allocating other Income and Loss and items of income, gain, loss, and deduction as quickly as possible in the year or any subsequent year of the Regulatory Allocations among the Members pursuant to this Article VIII so that the net amount of such allocation of other Income and Loss and other items and Regulatory Allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article VIII if the Regulatory Allocations had not occurred.

8.8 Allocations to Capital Accounts. Subject to Sections 8.6, 8.7 and 8.9, Income and Loss for any fiscal year shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up, its assets sold for their respective Gross Asset Values the sale proceeds were used to pay the liabilities of the Company in accordance with their terms (limited, with respect to any non-recourse debt, to the Gross Asset Values of the assets securing each such liability), and remaining proceeds distributed to the Members in accordance with their respective Adjusted Capital Account balances immediately after making such allocation (for this purpose, assuming that all Units are fully vested) (and after reflecting allocations of other Capital Account items for the year), such distributions would, as nearly as possible, be consistent with the distributions that would be made if the sale proceeds were distributable pursuant to Section 12.2. A Member's "Adjusted Capital Account" balance shall be the same as the Member's Capital Account increased by any amount that the Member is obligated to restore to the Company or is deemed obligated to restore to the Company pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(l) and 1.704-2(i)(5).

8.9 Members' Interest in the Company. The allocations made pursuant to Section 8.6 through this Section 8.9 are intended to represent the "partners' interest in the partnership" within the meaning of Code Section 704(b) and Treasury Regulations thereunder. If tax advisors to the Company determine that the allocations that would be made pursuant to Section 8.6 through 8.8 absent this Section 8.9 do not satisfy the requirements of Code Section 704(b), the Managers shall have discretion to reallocate Income and Loss in such a manner as such advisors determine will likely comply with the "partners' interest in the partnership" test._

8.10 Tax Allocations. Except as otherwise provided in this, or as otherwise required by the Code and the rules or Treasury Regulations promulgated thereunder, each item of Company income, gain, loss, or deduction for income tax purposes shall be allocated among the Members in the same proportion as the allocation of the corresponding item of income, gain, loss, or deduction as determined for capital account purposes. Income, gain, loss and deduction with respect to any asset contributed to the capital of the Company (or treated as so contributed for federal income tax purposes) or that is otherwise reflected in the capital accounts at a Gross Asset Value different from its adjusted tax basis shall, solely for tax purposes, be allocated among the Members so as to take

account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its book value as determined for capital account purposes utilizing any approved method described in the Treasury Regulations promulgated under Code Section 704(c) and chosen by the Board in its sole discretion. If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is made under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

8.11 Withholding. All amounts withheld and paid over to the applicable taxing authority for federal tax purposes or under any provision of any other federal, state or local law with respect to any Company payment, distribution or allocation to a Member, including any amounts paid by the Company with respect to an adjustment in respect of the distributive share of a Member (or a former Member) under Section 6225 of the Code as reasonably determined by the Managers, shall be treated as an amount distributed to the Member (or former Members) with respect to which such amounts were withheld and paid over, for all purposes of this Agreement. The Company is authorized to withhold from payments, distributions, allocations or other consideration paid to Members (and former Members), and to pay over to any Federal, state or local government or any foreign government, any amounts required to be so withheld or paid pursuant to the Code or any provisions of any other Federal, state or local law or any foreign law, and, if necessary, shall allocate any such amounts among the Members as may be necessary such that the Members (and former Members) other than the Member (and former Member) for whom such withholding or tax payment was made shall receive the same distributions as if such tax or withholding payment had not been made by the Company. At the request of the Company, each Member (and former Member) further agrees to pay or reimburse to the Company any amounts required to be withheld and paid with respect to such Member (or former Member) pursuant to this Section 8.11, and interest thereon at the rate of 8% per annum compounded annually from the date of demand to the date that such amount is paid, provided that such amounts are paid over to the applicable taxing authority, and only to the extent such amounts were not withheld from distributions (and the amount paid will be added to such Member's Capital Account).

ARTICLE IX
FISCAL YEAR, BOOKS, AND RECORDS

9.1. Inspection. All documents required to be maintained at the Company's principal office, as well as true and full information regarding the state of the Company's business, financial condition, and other information regarding the affairs of the Company as is fair and reasonable, will be made available to the holders of Units (but not holders of Option Units or Non-Voting Units) upon reasonable prior notice during ordinary business hours for inspection and copying at the reasonable request and expense of any Member.

9.2. Fiscal Year. The fiscal year of the Company will be the calendar year.

9.3. Accounting. The Company's books and records will be maintained in accordance (in all material respects) with generally accepted accounting principles, consistently applied. The Company's accountant will be the final authority with regard to any accounting questions that may arise during the course of the business of the Company. The accountant will be selected by the Managers.

9.4. Reports. As soon as practicable after the close of each fiscal year, but in any event within one-hundred sixty (160) days after the end of each fiscal year of the Company, the Managers will deliver to each person who was a holder or a transferee of Units (but not Option Units) at any time during the prior fiscal year, all tax information relating to the Company which is necessary for

the preparation of such person's federal, state, and local income tax returns, and any other information regarding the Company and its operations during the prior fiscal year as determined by the Managers.

ARTICLE X
TAX MATTERS

10.1. Tax Matters Managers. With respect to tax years that are not subject to the partnership audit provisions introduced by the Bipartisan Budget Act of 2015, as amended from time to time (the "Revised Audit Procedures"), Thomson will be the "tax matters partner" for purposes of federal and state income tax matters (the "Tax Matters Partner"). The Managers will cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. To the extent provided in Code Sections 6221 through 6231, the Managers will represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as Members, and will file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise to affect the rights of the Company and the Members. Managers acknowledge that neither has made any representation or warranty to the other regarding the availability of any tax benefits, or as to any other tax matters or consequences that may result from this Agreement.

10.2. Partnership Representative. With respect to tax years that are subject to the Revised Audit Procedures, the Managers are authorized to appoint (and replace) the partnership representative of the Company pursuant to Section 6223(a) of the Code (the "Partnership Representative"). Whenever the Partnership Representative is an entity, the Managers shall designate a designated individual (the "Designated Individual") with authority to act for the Partnership Representative for each taxable year to which Chapter 63 of the Code applies in the manner specified under Section 6223 of Chapter 63 of the Code, and such Designated Individual shall only be authorized to act at the direction of, and under the supervision of, the Partnership Representative. The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company that may be permitted or required by the applicable provisions of the Code or Treasury Regulations. The Partnership Representative shall always act at the direction of, and under the supervision by, the Managers. Acting at the direction of the Managers, the Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall be reimbursed by the Company for all reasonable expenses incurred in connection with all examinations of the Company's affairs by tax authorities and all subsequent administrative and judicial proceedings arising out of such examinations, and is authorized to expend Company funds for professional services and costs associated therewith. If an audit results in an imputed underpayment by the Company as determined under Section 6225 of the Code, the Partnership Representative may (if permitted under applicable law) make the election under Section 6226(a) of the Code within 45 days after the date of the notice of final partnership adjustment. If such an election is made, the Company shall furnish to each Member for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to tax, or additional amount. To the extent that the Company pays a liability for an adjustment in respect of the distributive share of a Member under Section 6225 of the Code, the Company shall be treated as having distributed to the Member its share of such liability paid by the Company as reasonably determined by the Managers, and the Members' share of any future distributions by the Company shall be adjusted to take into account such distributions in order to preserve (to the extent possible) the intended sharing of distributions over the life of the Company as set forth in applicable provisions of this Agreement. If any Member intends to

file a notice of inconsistent treatment under Section 6222(c) of the Code, such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member's intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members. Each Member shall provide, and shall cause its direct and indirect owners and affiliates to provide, such information as the Company may request such that the Company may adequately and accurately complete tax returns required to be filed by the Company and respond to enforceable administrative information requests (or discovery in litigation). The Managers shall reasonably allocate any deemed expense or distribution attributable to such loss to Member for the year under audit and the Company shall be entitled to recover such loss by any lawful means, including without limitation by offsetting such loss against amounts otherwise distributable to the Member of the Member's transferees or assignees. The term "Member" for purpose of Section shall include former Members.

10.3. Basis Adjustment on Transfers of Units. In the event of a transfer of all or part of a Member's Units, the Company, at the sole discretion of the Managers, may elect pursuant to Code Section 754 to adjust the basis of the Company Property upon the request of the transferee. If any Member transfers all or part of its Units, any basis adjustment from such transfer, whether made under Code Section 754 or otherwise, will be allocated solely to the transferee.

10.4. Company Tax Elections. The Board of Managers will have the power to make, or refrain from making, any and all elections for federal, state, and local tax purposes including, without limitation, any election to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, or local tax returns.

10.5. Survival. Section 8.11, Section 10.1 and Section 10.2 shall survive the liquidation of the Company and the termination of any Member's interest in the Company.

ARTICLE XI
TRANSFERS

11.1. General. The "transfer" of Units and Non-Voting Units and words of a similar import will mean the voluntary or involuntary transfer, alienation, sale, assignment, pledge, encumbrance, hypothecation, exchange, or other disposition, by operation of law or otherwise, of all or any part of a Member's Units and Non-Voting Units or any interest therein.

11.2. Requirements for Voluntary Transfer. Subject to any restrictions on transferability required by law, contained in this Agreement, or contained in the Investors' Rights Agreement, a Member may voluntarily transfer the whole or any part of his Units and Non-Voting Units only in accordance with the following conditions:

(a) The transfer is not in violation of any restrictions on transfer contained in any agreement to which the Company is a party.

(b) If the transfer is for value, the right of first refusal contained in Section 11.5 will not have been exercised except that the right of first refusal will not apply to a transfer of all or any portion of the transferor's Units (and Non-Voting Units) to (i) a member of the transferor's immediate family or to a trust solely for the benefit of the transferor and members of the transferor's immediate family for bona fide estate planning purposes; (ii) transfers made to a current partner or member (as of the date of such transferor becoming a party to this Agreement) of such transferor constituted, as of the date of such transferor became a Member of the Company, as a partnership or limited liability company, respectively, or to any entity that controls, is controlled by, or is under common control with such transferor. The transferor's immediate family will include the transferor's spouse, lineal descendants of the transferor's parents, and spouses of lineal descendants of the

transferor's parents.

(c) The transferor and transferee file with the Company and the non-transferring Members a duly executed and written instrument of transfer approved by the Board of Managers.

(d) The transferor delivers to the Company and the non-transferring Members, if required by the Board of Managers, an unqualified opinion of counsel in form and substance satisfactory to counsel designated by the Board of Managers that neither the transfer nor any offering in connection therewith violates any provision of any federal or state securities law.

(e) The transferor and transferee execute, acknowledge, and deliver such additional instruments as the Board of Managers or the non-transferring Members deems necessary or desirable.

(f) Counsel designated by the Board of Managers has determined that such transfer will not violate any provision of federal or state securities laws, will not cause the Company to be treated as publicly traded for federal income tax purposes, and will not result in assets of the Company constituting "plan assets" under Department of Labor regulations.

(g) A reasonable fee is paid to the Company sufficient to cover all reasonable expenses actually incurred in connection with the transfer.

11.3. Involuntary Transfers. Upon the involuntary transfer by a Member ("Transferring Member") of such Member's Units (and Non-Voting Units) including by way of death, disability (as determined in good faith by the Board of Managers), divorce, or bankruptcy, the legal representative or successor-in-interest of the Transferring Member will succeed to the rights of the Transferring Member as an assignee as provided by Delaware law. The legal representative or successor-in-interest will notify the Board of Managers and the non-transferring Members of the involuntary transfer.

11.4. Effect of Transfer. The transfer by a Member of all or part of his Units (and Non-Voting Units) will become effective on either: (a) satisfaction of the requirements set forth in Section 11.2 if the transfer was voluntary; or (b) the date of the transfer, if involuntary, provided that the transferee provides prompt written notice to the Company of such transfer. A transferee will be entitled to the allocations and distributions, with regard to a Unit (or Non-Voting Unit) only as of the effective date. A transfer of Units (and Non-Voting Units) will not entitle the assignee to become or exercise any of the rights of a Member. A transfer of Units (and Non-Voting Units) will entitle the transferee to receive, to the extent transferred or assigned, only the distributions to which the transferor or assignor would be entitled. A Member who voluntarily or involuntarily transfers all of his Units (and Non-Voting Units) will cease to be a Member upon the date of the transfer.

11.5. Right of First Refusal to Purchase Units to be Voluntarily Transferred. A Member ("Selling Member") proposing to transfer all or any portion of or interest in his or her Units (and Non-Voting Units) for value may do so only pursuant to a bona fide written offer to purchase. If the Selling Member desires to sell his or her Units (and Non-Voting Units) pursuant to such an offer, such Selling Member will give the Company and the non-transferring Members notice (the "Transfer Notice") that will contain a description of all of the material terms and conditions of the offer and a copy of it. The Company will then have a period of thirty (30) days to determine whether the Company will purchase the Selling Member's Units (and Non-Voting Units) upon the terms and conditions contained in the offer to purchase and to give notice to the Selling Member and the non-transferring Members of its election to do so. If the Company elects to purchase the Selling Member's Units (and Non-Voting Units), it will consummate the transaction as if it were the party making the purchase offer, but in no event will the closing date be required to occur earlier than sixty

(60) days following the date of the Company's notification to the Selling Member and the non-transferring Members of its determination to purchase the Selling Member's Units (and Non- Voting Units). If the Company either expressly elects not to purchase the Selling Member's Units (and Non-Voting Units) or fails to give timely notice of its election to purchase the Selling Member's Units (and Non-Voting Units) within such thirty (30) day period, the non-transferring Members will then have a period of thirty (30) days following the expiration of the Company's time period for making the purchase election to determine whether to purchase the Selling Member's Units (and Non-Voting Units) upon the terms and conditions contained in the offer to purchase and to give notice to the Company and the Selling Member of its election to do so. The Managers, in their sole discretion, will make the decision for the Company. If the non-transferring Members elect to purchase the Selling Member's Units (and Non-Voting Units), such non-transferring Members will purchase their pro rata portion of the Units and Non-Voting Units in question and consummate the transaction as if they were the party making the purchase offer, but in no event will the closing date be required to occur earlier than thirty (30) days following the date of the non- transferring Members' notification to the Selling Member and the Company of its determination to purchase the Selling Member's Units (and Non-Voting Units). If a non-transferring Member fails to give notice of the exercise of its right of first refusal within such thirty (30)-day period, the Selling Member will be free to transfer his or her Units (and Non-Voting Units), but only in accordance with the offer and subject to the rights of co-sale set forth in the Investors' Rights Agreement, if any. The Selling Member will not otherwise transfer his or her Units (and Non-Voting Units) for value without complying with the provisions of this Section. The rights of first refusal granted to the Members in this Section 11.5 may be waived for all non-transferring Members in writing upon the approval of (i) a majority of the Preferred Units held by non-transferring Members and (ii) a majority of the Common Units held by non-transferring Members.

If at any time a Selling Member who is a Founder proposes to transfer more than five percent (5%) of the Founder's Common Units outstanding as of such date, other than a transfer set forth in Section 11.2(b) (a "Co-Sale Offer"), each Member shall have the right, as a condition to any such transfer by such Founder, to transfer to the transferee a pro rata portion of its Units at the same price per Unit and on the same terms and conditions applicable to the transfer by such Founder. If and to the extent that a Member exercises its rights under this Section 11.5, the Units such Founder proposes to transfer shall be reduced and the Units being transferred by the Member exercising its rights hereunder shall be included in the transfer.

For purposes of this Section 11.5, the pro rata portion of Units that any Member may transfer is that proportion of such Member's Units as the number of Units held by such Member bears to the total number of Units held by all Members.

11.6. Option to Purchase Units Involuntarily Transferred. Subject to Section 4.8, during the period commencing on the date of an involuntary transfer as described in Section 11.3 and ending on the date ninety (90) days following the date the Company was given notice of such involuntary transfer, the Company will have the option, exercisable in the reasonable discretion of the Board of Managers, to purchase the Units (and Non-Voting Units) involuntarily transferred. The Company's option will be exercised by giving notice to the transferee within the option period. The purchase price for such Units (and Non-Voting Units) will be equal to such Units' liquidation value. The liquidation value of each Unit (and Non-Voting Unit) will be the amount which would be distributed with respect to such Unit (and Non- Voting Units) upon liquidation of the Company (taking into account Company liabilities) determined as if the business and assets of the Company were valued at fair market value. For this purpose, if the parties cannot agree on the fair market value of the Company's business and assets, it will be determined by appraisal as provided below. If the option is exercised, the closing for the purchase and sale of the Units (and Non-Voting Units) will take place at the offices of the Company on a date designated by the Company by notice to the transferee which date is within ninety (90) days after the date of exercise of the option. At such closing, the transferee

will execute such instruments and documents as the purchaser may determine to be necessary or desirable to convey the transferee's Units and the Company will deliver the purchase price. The purchase price will be paid twenty percent (20%) in collected funds at closing and the balance by delivery of the Company's promissory note amortizing the balance over five (5) equal annual installments of principal and interest at the mid-term applicable federal rate. The promissory note will be secured by a perfected security interest in the transferred Units (and Non-Voting Units) and a blanket security interest in the Company's assets. If the value of the Company is to be determined by appraisal, each party will select within thirty (30) days of the event triggering the purchase a disinterested appraiser who is qualified and experienced to appraise the Company's business and assets. Both appraisers will determine the value and the value will be equal to the average of the appraisals. However, if a party fails to timely designate an appraiser, the value will be determined by the single designated appraiser. The appraisal process will be conducted with reasonable diligence and disputes concerning the valuation process will be submitted binding arbitration in accordance with the rules of the American Arbitration Association. Notwithstanding anything to the contrary in this Article 11, the Members hereby acknowledge and agree that if the Company has had a valid 409A valuation made within the previous twelve (12) months, such 409A valuation shall be the binding appraisal for purposes of this Article 11. In the event of any conflict between this Article 11 and Section 4.8, Section 4.8 shall control.

11.7. Substituted Member. An assignee or transferee of Units (and Non-Voting Units) will have the right to become a Member in place of his transferor upon meeting all of the following conditions:

(a) If the transfer was voluntary, the provisions of Section 11.2 will have been satisfied. If the transfer was involuntary, notice of the transfer will have been filed with the Company which will specify the name of the Member involuntarily transferring his Units (and Non-Voting Units) and the name and address of the transferee.

(b) The assignor and assignee will have executed and acknowledged such other instruments as the Board of Managers may deem necessary or desirable to effect such substitution, including the written acceptance and adoption by the transferee of the provisions of this Agreement.

(c) A transfer fee will have been paid to the Company which is sufficient to cover all reasonable expenses connected with such substitution, if determined necessary by the Board of Managers.

(d) The Members, by Majority Vote of the Units (excluding the Units held by the assignee or transferee), approve the admission of the assignee or transferee as a Member.

11.8. Admission of New Members. At the discretion of the Board of Managers, one (1) or more persons who are not Members may be permitted to acquire Units from the Company in consideration of contributions of cash, property, or services and be admitted as Members. The procedure for admission of an additional Member is as follows:

(a) The Managers will determine the Capital Contribution required of such new Member which determination will be based upon the fair market value of the Company at such time.

(b) The new Member will execute a signature page to this Agreement prepared or approved by the Managers, and the Company shall update Exhibit A of this Agreement to include such new Member. The execution of such signature page and its attachment to this Agreement, and any amendments to Exhibit A of this Agreement to reflect the new Member, will not constitute an amendment of this Agreement.

(c) The Managers will make available for inspection at the Company's principal office a copy of the signature page referred to in (b) above.

(d) The Company's books may be closed at the time additional Units are issued (as though the Company's tax year had ended) or, in the discretion of the Board of Managers, the Company may credit to the additional Units pro rata allocations of the Company's income, gains, losses, deductions, credits and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the additional Units.

11.9. Consent for Substitution and Admission of Members. The Members hereby consent to any substitution of one (1) or more Members pursuant to a transfer of Units and admission of new Members made in accordance with the provisions of this Agreement.

11.10. Option Units are Non-Transferable. Option Units are non-transferable, and any attempted or purported transfer of such Option Units will be void.

ARTICLE XII
DISSOLUTION AND WIND-UP

12.1. Cessation of Business Operations. Upon termination of the Company under Article 2 and subject to the restrictions set forth in Sections 4.3(a)(i) and 5.1, the Company will promptly commence to wind up its affairs and execute a statement of intent to dissolve. Such statement of intent to dissolve will be executed by the Board of Managers. Upon the filing with the Secretary of a statement of intent to dissolve, the Company will cease to carry on its business except insofar as may be necessary for the winding-up of its business, but its separate existence will continue until Articles of Dissolution have been filed with the Secretary or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

12.2. Winding Up, Liquidation, and Distribution of Assets. Upon dissolution, the Board of Managers shall immediately proceed to wind up the affairs of the Company and shall sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Managers may determine that it is appropriate to distribute any assets to the Unit Holders in kind) and shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a) First, to pay creditors, including Members or Managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b) Second, to establish any reserves that the Managers reasonably deem necessary for contingent or unforeseen obligations of the Company (such amount to be released and distributed as provided in Section 15.3.3 and Section 15.3.4 at the expiration of such period as the Managers deem advisable); and

(c) Third, the holders of Preferred Units shall be entitled to receive, prior and in preference to any distribution of payment of any of the assets or surplus funds of the Company to the holders of Common Units and Non-Voting Units by reason of their ownership thereof, the amount the Original Issue Price of such Preferred Unit, less paid operating distributions made, if any, for each Preferred Unit held (the "Liquidation Preference"); *provided, however*, if the amount of paid operating distributions per Preferred Unit exceeds the Liquidation Preference, then the Liquidation Preference shall be deemed fully satisfied; *provided further, however*, any operating distributions made in excess of the Liquidation Preference may be declared only after the holders of Preferred Units have been provided the reasonable opportunity to exercise his, her, or its right to voluntarily convert its Preferred

Units to Common Units. If upon the occurrence of such event the assets and funds thus distributed among the holders of the Preferred Units shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Units in proportion to the preferential amount each such holder is otherwise entitled to receive.

(d) Thereafter, the remaining assets of the Company will be distributed ratably to the holders of Common Units and Participating Non-Voting Units.

12.3 No Obligation to Restore Negative Capital Account Balance on Liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), if any Unit Holder (and Non-Voting Unit Holder) has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unit Holder (and Non-Voting Unit Holder) shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Unit Holder’s (and Non-Voting Unit Holder) Capital Account shall not be considered a debt owed by such Unit Holder to the Company or to any other Person for any purpose whatsoever.

12.4 Termination. The Managers shall comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation (including a Liquidation Event) and distribution of the assets, the Company shall be deemed terminated.

12.5 Certificate of Cancellation. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Unit Holders, holders of Non-Voting Units, the Managers shall file a certificate of cancellation as required by the Act. Upon filing the certificate of cancellation, the existence of the Company shall cease, except as otherwise provided in the Act.

12.6 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Unit Holder shall look solely to the assets of the Company for the return of such Unit Holder’s (and Non-Voting Unit Holder’s) Capital Contribution. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the contributions of Members, no Unit Holder (and Non-Voting Unit Holder) shall have recourse against any other Unit Holder (and Non-Voting Unit Holder).

ARTICLE XIII
AMENDMENTS

13.1. [Reserved.]

13.2. Amendments by Members. A proposed amendment must be approved by the Members. It will be voted upon at a meeting of the Members duly called for the purpose of voting on the amendment and will be adopted if approved by a Majority Vote of the Units (subject to Section 4.3(a)). Upon the Members’ approval of any amendment, all Members will be bound by the terms and provisions thereof as if they had so consented. For purposes of clarity, amendments to Exhibit A shall not constitute an amendment requiring the approval set forth in this Section 13.2.

13.3. Amendments by Managers. Notwithstanding any provision of this Agreement, amendments to this Agreement which, in the opinion of counsel to the Company, are necessary to maintain the status of the Company as a partnership under federal or state law or for other tax purposes may be made by the Managers without the necessity of a vote of the Members. The

Managers may, from time to time, restate the Agreement by reflecting all amendments in a single document without the necessity of obtaining consent of the Members.

ARTICLE XIV
NOTICES

14.1 Any notice, payment, demand, or communication required or permitted to be given hereunder will be deemed to have been given when delivered personally to the party to be notified, when emailed with confirmed receipt, or three (3) business days after it is deposited in the United States mail, certified and return receipt requested, postage and charges prepaid, addressed as follows: (a) if to the Company, addressed to the Company's principal office; (b) if to the Managers, addressed to the Managers in care of the Company; and (c) if to a Member, to the Member's address for purposes of notice which is contained in the Company's list of its Members. Any Member may change its address or representative to be notified by written notice to the Company.

Delivery by private courier, including, but not limited to an overnight courier such as Federal Express, will be deemed personal delivery.

ARTICLE XV
LIMITATION OF LIABILITY; INDEMNIFICATION

15.1 Limitations of Liability. No Member, Manager, or Affiliate of a Member or Manager shall be personally liable for any debts, obligations, damages, or liabilities of the Company, except as otherwise required by law; *provided, however*, that Members shall be liable to the Company only for their respective Capital Contribution. No Member, Manager, or Affiliate of a Member or Manager shall have liability to the Company or its Members for monetary damages for conduct merely as a Member or Manager, except for acts or omissions that involve intentional misconduct, a knowing violation of the law, conduct violating the Act, or for any transaction from which the Member, Manager, or Affiliate of the Member or Manager will personally receive a benefit in money, property, or services to which the Member, Manager, or Affiliate of the Member or Manager was not legally entitled. If the Act is hereafter amended to authorize Company action further eliminating or limiting the personal liability of Members or a Manager, then the liability of a Member, Manager, or Affiliate of a Member or Manager shall be eliminated or limited to the full extent permitted by the Act, as so amended. Any repeal or modification of this Section shall not adversely affect any right or protection of a Member, Manager, or Affiliate of a Member or Manager of the Company existing at the time of such repeal or modification for or with respect to an act or omission of such Member, Manager, or Affiliate of a Member or Manager occurring prior to such repeal or modification. No Member, Manager, or Affiliate of a Member or Manager shall be liable, responsible, or accountable in damages or otherwise to the Company or the Members for any act or omission by any such Person performed in good faith pursuant to the authority granted to such Person by this Agreement or in accordance with its provisions, and in a manner reasonably believed by such Person to be within the scope of the authority granted to such Person and in the best interest of the Company; *provided, however*, that such act or omission did not constitute fraud, misconduct, bad faith, or gross negligence.

15.2 Powers. The Company shall have the following powers:

(a) Power to Indemnify. The Company may indemnify and hold harmless to the full extent permitted by applicable law each Person who was or is made a party to or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit, or other proceeding, whether civil, criminal, administrative, or investigative, or in connection with any appeal relating thereto, by reason of the fact that such Person is or was a Member, Manager, or Affiliate of a Member or Manager or an officer, employee, or agent of the Company, Tax Matters Partner, Partnership Representative, or Designated Individual or was serving

in any similar capacity for an Entity at the Company's request, against all expense, liability, and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA obligations, excise taxes, or penalties and amounts to be paid in settlement) actually or reasonably incurred or suffered by such Person in connection therewith. Such indemnification may continue as to a Person who has ceased to be a Member, Manager, officer, employee, agent, Tax Matters Partner, Partnership Representative, Designated Individual or trustee of the Company or on its behalf and shall inure to the benefit of such Person's heirs and personal representative; *provided, however*, that said Person has not been adjudged liable on the basis that personal benefit was improperly received by said Person.

(b) Power to Pay Expenses in Advance of Final Disposition. Expenses incurred with respect to any claim, action, suit, or proceeding of the character described in Section 15.2(a) may be advanced by the Company prior to the final disposition thereof upon receipt of any undertaking by or on behalf of the recipient to repay such amount unless it shall be ultimately determined that said recipient is not entitled to indemnification hereunder. The rights of indemnification provided in this Article XV shall be in addition to any rights to which any such Member, Manager, or other Person may otherwise be entitled by contract or as a matter of law. Each Person who shall act in a fiduciary capacity with respect to any other Entity referred to in Section 15.2(a) shall be deemed to be doing so in reliance upon the right of indemnification provided for herein.

(c) Power to Purchase and Maintain Insurance. The Company may purchase and maintain insurance on behalf of any Person who is or was a Member or Manager of the Company, or is or was serving at the request of this Company in a fiduciary capacity with respect to another Entity against any liability asserted against said Person and incurred by said Person in such capacity, or arising out of said Person's status as such, whether or not the Company would have the power to indemnify said Person against such liability under the provisions of this Article XV.

15.3 Limitations on Powers. No indemnification shall be provided under this Article 15 from or on account of acts or omissions which are finally adjudged to be intentional misconduct or a knowing violation of law, conduct adjudged to be in violation of the Act, any transaction with respect to which it was finally adjudged that such Member or Manger received a benefit in money, property, or services to which such Member or Manager was not legally entitled, or if indemnification is otherwise prohibited by applicable law or Section 15.4.(b)(ii) below.

15.4 Indemnification of Members, Managers Officers Employees and Agents.

(a) Indemnification as Right. Every Person (and the heirs and personal representatives of such Person) referred to in Section 15.1, who has been wholly successful on the merits with respect to any claim, action, suit, or proceeding of the character described in Section 15.1, shall be entitled to indemnification as of right.

(b) Other Requirements. Except as provided in Section 15.3, any indemnification shall be made:

(i) In the case of a claim, action, suit, or proceedings other than by or in the right of the Company to procure a judgment in its favor, only if the Members, acting by a quorum, shall find, or independent legal counsel (who may be the regular counsel of the Company) shall render an opinion, that the Person to be indemnified acted in good faith in what such Person reasonably believed to be the best interests of the Company or such other Entity, as the case may be, and, in addition, in any criminal action or proceeding, had no reasonable cause to believe that such Person's conduct was unlawful; and

(ii) In the case of a claim, action, suit, or proceeding by or in the right of the Company to procure a judgment in its favor, only if the Members, acting by a quorum, shall find, or independent legal counsel (who may be the regular counsel of the Company) shall render an opinion, that the Person to be indemnified acted in good faith in what such Person reasonably believed to be the best interests of the Company or such other Entity, as the case may be; *provided, however*, that no indemnification under this Section 15.4(b)(ii) shall be made with regard to (i) matters as to which any such Person shall be finally adjudged to be liable for negligence or misconduct in the performance of duty, or (ii) amounts paid, or expenses incurred, in connection with the settlement of any such claim, action, suit, or proceeding, without approval of a court of competent jurisdiction.

For the purpose of Section 15.4(b)(i), the termination of any claim, action, suit, or proceeding, civil, criminal, or administrative, by judgment, settlement (either with or without court approval), or conviction, or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that a Person did not meet the standards of conduct set forth in such Section.

ARTICLE XVI
ADDITIONAL MEMBERS

Additional Members may be admitted by the Managers or as otherwise provided herein.

ARTICLE XVII
INDEPENDENT ACTIVITIES OF MEMBERS AND MANAGERS

Subject to any applicable fiduciary duties, any Member or Manager may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including but not limited to, the ownership, financing, management, employment by, lending to, or otherwise participating in businesses that are similar to the business of the Company, and neither the Company, any Manager, nor any Unit Holders shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits therefrom.

ARTICLE XVIII
GOVERNING LAW AND INTERPRETATION

18.1 Governing Law. This Agreement will be deemed to be made under and will be construed in accordance with the laws of the State of Delaware.

18.2 Severability. If any provision of this Agreement or the application thereof to any person or circumstance will be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement will not be affected and the application of such affected provision will be enforced to the greatest extent permitted by law.

18.3 Headings. All section or subsection titles or captions contained in this Agreement are for convenience only and will not be deemed part of the context of this Agreement.

18.4 Plurals and Pronouns. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require.

18.5 Time. In computing any period of time pursuant to this Agreement, the day of the

act, event or default from which the designated period of time begins to run will not be included, but the time will begin to run on the next succeeding day. The last day of the period so computed will be included, unless it is a Saturday, Sunday, or legal holiday, in which event the period will run until the end of the next day which is not a Saturday, Sunday or legal holiday.

ARTICLE XIX
MISCELLANEOUS

19.1 No Third Party Beneficiaries. Except as may be expressly provided for herein, no person or Entity not a party hereto will have any rights or obligations hereunder.

19.2 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes any other written or oral negotiations, agreements, understandings, representations, or practices concerning such subject matter; *provided, however*, that each Unit Holder's ownership of Units shall be governed by, in addition to this Agreement, the terms and conditions of any assignment agreement between such Unit Holder and the Company.

19.3 Counterpart Execution. This Agreement may be executed in counterparts, all of which taken together will be deemed one original. Each Member will become bound by this Agreement immediately upon such Member's execution hereof and independently of the execution hereof by any other Member.

19.4 Facsimile Signatures. Each party hereto agrees that the signature of such party on an instrument or document (or counterpart thereof) which has been delivered by facsimile will constitute such person's agreement to be legally bound by such signature and facsimile as if the original thereof had been delivered.

19.5 Waivers. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

19.6 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

19.7 Heirs, Successors, and Assigns. Each of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

19.8 Attorneys Fees. In the event of any action by a party hereto to enforce the terms of this Agreement or enforce rights hereunder, the prevailing party in such action, on trial and/or appeal, shall be entitled to such party's costs and reasonable attorneys' fees to be paid by the other party.

19.9 Investment Representations. The Units have not been registered under the Securities Act or any other state securities laws (collectively the "Securities Acts") because the Company is issuing the Units in reliance upon the exemptions from the registration requirements of the Securities Acts, and the Company is relying upon the fact that the Units are to be held by each Unit Holder for investment. Accordingly, each Unit Holder hereby confirms the Units have been acquired for such Unit Holder's own account, for investment and not with a view to the sale or distribution thereof and

may not be offered or sold to anyone unless there is an effective registration or other qualification relating thereto under all applicable Securities Acts or unless such Unit Holder delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification is not required. The Unit Holders understand that the Company is under no obligation to register the Units or to assist any Unit Holder in complying with any exemption from registration under the Securities Acts.

[Signature pages follow]

SIGNATURE PAGES

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"COMPANY:" SQUARE FOODS, LLC,
a Delaware limited liability company

DocuSigned by:
Kathryn Thomson
CB6685476F834AC...

By:____
Kathryn D. Thomson,
President and Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

KATHRYN D. THOMSON,
an individual

DocuSigned by:
Kathryn Thomson
CB6685476F834AC...

By:______________________________________
Kathryn D. Thomson

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

KENDALL GLYNN,
an individual

DocuSigned by:
Kendall P Glynn
B53DD38B09E844E...

By:____________________________________
Kendall Glynn

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

Keith and Julie Thomson, a married couple

DocuSigned by:
Keith Thomson
F551CD9A8F0B403...

Keith Thomson

DocuSigned by:
Julie Thomson
F551CD9A8F0B403...

Julie Thomson

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

Alfred A. and Nancy M. Plamann, a married couple

DocuSigned by:
Alfred Plamann
03DCE7F175244DC...

Alfred A. Plamann

DocuSigned by:
Nancy M. Plamann
4F262829483A4C9...

Nancy M. Plamann

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

Gary and Carla Cumpston, a married couple

DocuSigned by:
Gary Cumpston
7ECB50C716BC471...

Gary Cumpston

DocuSigned by:
Carla C
AD0557A1C44D40D...

Carla Cumpston

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

Nancy and Clement Glynn, a married couple

DocuSigned by:
Nancy Glynn
D399C8F8ACC7471...

Nancy Gynn

DocuSigned by:
Clement Glynn
47F082D85C4D4E2...

Clement Glynn

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

JOHN FILLMORE,
an individual

DocuSigned by:

By:______________________________
28EE703331F8497...

John Fillmore

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

JENNIFER PATTERSON,
an individual

DocuSigned by:
By: Jennifer Patterson
71C50C3181A848E...
Jennifer Patterson

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

AVRUM ELMAKIS,
an individual

DocuSigned by:
Avrum Elmakis
4D123DEA859C4B3...

By:____________________________________
Avrum Elmakis

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

"MEMBERS:"

ANDREW READ,
an individual

DocuSigned by:
Andrew Read
72918952BC764AC...

By:____________________________________
Andrew Read

FORM OF SPOUSAL CONSENT

I have read and I understand the Third Amended and Restated Limited Liability Company Agreement (the "Agreement") of Square Foods, LLC, a Delaware limited liability company (the "Company") to which this Consent is attached. I am aware that, among other things, by the provisions of the Agreement my spouse agrees to (i) sell his or her interest in the Company, including my community interest in it, if any, on the occurrence of certain events, and (ii) purchase my community interest, if any, upon the occurrence of certain events.

I hereby consent to the provisions of the Agreement. I agree that any interest in the Company I or my spouse owns or may acquire, and any interest I may hold or acquire in such interest, are subject to the provisions of the Agreement, and that I will take no action at any time to hinder any operation of the Agreement on the interest in them I may have or acquire.

Dated as of: ____________ ____

_________________, Spouse of _______________

EXHIBIT A

SCHEDULE OF MEMBERS;

CAPITAL CONTRIBUTIONS & CAPITAL PERCENTAGES OF THE MEMBERS

Last Updated: June 3, 2022

MEMBERS

Member Name and Address (addresses omitted)	Property Contributed in Exchange for Membership Interest	Date of Capital Contribution	Number of Common Units	Number of Non-Voting Units	Number of Series Seed Preferred Units	Number of Series Seed-2 Preferred Unit	Number of Series Seed-3 Preferred Unit	Voting Percentage	Ownership Percentage
Kathryn D. Thomson	Cash in the amount of $15,000.00, and intellectual property assigned to Company pursuant to the Intellectual Property Assignment, dated as of October 9, 2013, by Thomson in favor of the Company.	October 9, 2013	6,000,000	0	0	0	0		
Kendall Glynn	Cash in the amount of $6,428.57, and intellectual property assigned to Company pursuant to the Intellectual Property Assignment, dated as of January 1, 2018, by Glynn in favor of the Company.	January 1, 2018	2,571,428	603,000	0	0	0		
Keith and Julie Thomson	$250,000, pursuant to that certain Series Preferred Unit Purchase Agreement, dated as of March 16, 2018.	March 16, 2018	0	0	562,809	343,406	472,685		
Alfred A. and Nancy M. Plamann	$200,000, pursuant to that certain Series Preferred Unit Purchase Agreement, dated as of March 16, 2018.	March 16, 2018	0	0	450,247	412,087	472,685		
Gary and Carla Cumpston	$25,000, pursuant to that certain Series Preferred Unit Purchase Agreement, dated as of March 16, 2018.	March 16, 2018	0	0	56,280	0	47,056		
Nancy and Clement Glynn	$25,000, pursuant to that certain Series Preferred Unit Purchase Agreement, dated as of March 16, 2018.	March 16, 2018	0	0	56,280	0	0		
John Fillmore			0	0	0	34,340	47,221		

Member Name and Address	**Property Contributed in Exchange for Membership Interest**	**Date of Capital Contribution**	**Number of Common Units**	**Number of Non-Voting Units**	**Number of Series Seed Preferred Units**	**Number of Series Seed-2 Preferred Unit**	**Number of Series Seed-3 Preferred Unit**	**Voting Percentage**	**Ownership Percentage**
Jennifer Patterson			0	0	0	34,340	0		
Avrum Elmakis			0	0	0	68,681	0		
Andrew Read			0	0	0	41,208	0		
Option Pool (Available)			0	690,811	0	0	0	0%	5.00%
Available			0	0	0	0	0		
Total			**8,571,428**	**1,293,811**	**1,125,616**	**934,062**	**1,039,647**	**100.00%**	**100.00%**